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                                                               OMB APPROVAL
                                UNITED STATES           OMB Number.    3235-0145
                    SECURITIES AND EXCHANGE COMMISSION  Expires: August 31, 1991
                           WASHINGTON, D.C. 20549       Estimated average burden
                                                        hours per response 14.90

                                SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

        Ornda Healthcorp (formerly American Healthcare Management Inc.)
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                             02649620 and 02649612
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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             02649620
CUSIP No.    02649612                   13G           Page   2   of   5   Pages
         ---------------------

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Keystone Custodian Fund, Series B-4
    IRS No. 04-2394421

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [  ]

                                                            (b) [  ]

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania


               5   SOLE VOTING POWER

  NUMBER OF              0
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY
    EACH               None
 REPORTING
  PERSON       7   SOLE DISPOSITIVE POWER
   WITH
                         0

               8   SHARED DISPOSITIVE POWER

                       None


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0%


12  TYPE OF REPORTING PERSON*

              IC

                  *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                               PAGE 3 OF 5 PAGES


Item 1(a).       Name of Issuer:
                 Ornda Healthcorp (formerly American Healthcare Management Inc.)

Item 1(b).       Address of Issuer's Principal Executive Offices:
                    660 American Avenue
                    King of Prussia, PA 19406


Item 2(a).       Name of Person Filing:
                    Keystone Custodian Fund, Series B-4

Item 2(b).       Address of Principal Business Office, or, if none,
                 Residence:
                    200 Berkeley Street
                    Boston, Massachusetts 02116-5034
Item 2(c).       Place of organization:
                    Pennsylvania

Item 2(d).       Title of Class of Securities:
                    Common Stock; Warrants

Item 2(e).       CUSIP Number:
                    02649620; 02649612

Item 3. If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a) [ ] Broker or Dealer registered under Section 15
                         of the Act
                 (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                 (c) [ ] Insurance Company as defined in Section
                         3(a)(19) of the Act
                 (d) [x] Investment Company registered under Section 8
                         of the Investment Company Act
                 (e) [ ] Investment Company registered under Section
                         203 of the Investment Advisers Act of 1940
                 (f) [ ] Employee  Benefit  Plan,  Pension  Fund  which is
                         subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                         Section 240.13d-1(b)(1)(ii)(F)
                 (g) [ ] Parent Holding Company, in accordance with
                         Section 240.13d-1(b)(ii)(G)  (Note:  See Item 7)
                 (h) [ ] Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H)

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                                                               PAGE 4 OF 5 PAGES
Item 4.  Ownership:

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned:
                   0 Shares Common Stock
                   0 Warrants
         (b)  Percent of Class:
                   0% Shares Common Stock
                   0% Warrants
         (c)  Number of shares as to which such  person  has:

              (i) sole power to vote or to direct the vote:
                   0 Shares Common Stock
                   0 Warrants

              (ii) shared power to vote or to direct the vote:
                   None


              (iii) sole power to dispose or to direct the disposition of:
                   0 Shares Common Stock
                   0 Warrants

              (iv) shared power to dispose of or to direct the disposition of:

                   None

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
           N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
           N/A

Item 8.  Identification and Classification of Members of the Group:
           N/A

Item 9.  Notice of Dissolution of Group:
           N/A

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                                                               PAGE 5 OF 5 PAGES


Item 10. Certification:

         The following certificate shall be included if the statement is filed pursuant to Rule 13-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Keystone Custodian Fund, Series B-4



                                     By   Albert H. Elfner, III
                                          --------------------------------------
                                               Title: President

         Dated: February 15, 1995
                -----------------